SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  | 3 February 2015

Qualified holding— Morgan Stanley

Portugal Telecom, SGPS S.A. (“PT SGPS”) hereby informs that Morgan Stanley now holds more than 2% of the share capital of PT SGPS.

This change occurred on 27 January 2015 and is due to the increasing of borrowed positions in the amount of 14,464,706 PT SGPS ordinary shares by Morgan Stanley & Co. International plc. As a result, Morgan Stanley now holds a qualified holding corresponding to 30,566,011 ordinary shares representing 3.41% of PT SGPS’ share capital and corresponding voting rights.

Additionally, PT SGPS was informed that this qualified holding is held as follows:

•                      Morgan Stanley & Co. International plc: 29,274,820 ordinary shares representing 3.27% of the share capital and voting rights in PT SGPS;

•                      Morgan Stanley & Co. LLC: 1,147,850 ordinary shares representing 0.13% of the share capital and voting rights in PT SGPS;

•                      Morgan Stanley Smith Barney LLC: 143,341 ordinary shares representing 0.02% of the share capital and voting rights in PT SGPS.

PT SGPS was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC through the following chains of companies:

•                      Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK);

•                      Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc.;

•                      Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc. and Morgan Stanley Smith Barney Holdings LLC.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Morgan Stanley & Co International plc, with office at The Cerium Building, 55 Douglas Street, Glasgow G2 7NP, Scotland.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Diretor de Relação com Investidores pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.